Exhibit 1.01 CoStar Group, Inc. Conflict Minerals Report for the year ended December 31, 2025 I. Introduction CoStar Group, Inc. (collectively with its subsidiaries, “we,” “our” or “us”) is a provider of information, analytics, and online marketplaces for the real estate industry. Through our acquisition of Matterport, Inc. (“Matterport”), our offerings have expanded to include the sale of Matterport cameras and capture equipment products. Certain of our products that we contract to manufacture contain materials or components containing tin, tantalum, tungsten and/or gold (“3TG”) that are necessary to the functionality or production of those products. As a result, we are obligated to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). If a company is subject to the Rule, then the company must generally investigate the origin of the 3TG in its products. If it appears the company’s 3TG may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and is not from scrap or recycled sources, the company must then exercise due diligence over the source and chain of custody of such 3TG and disclose certain information about its due diligence efforts in this separate Conflict Minerals Report. Due to the depth of our supply chain, we are far removed from the sources of ore from which these 3TG are produced and the smelters/refiners that process those ores. Our efforts undertaken to identify the origin of those ores as described in this Conflict Minerals Report reflect our circumstances and position in the supply chain. We believe the amount of information that is available globally on the traceability and sourcing of these ores remains limited at this time. We also believe this situation is not unique to us. II. Reasonable Country of Origin Inquiry There are many layers between us and the smelters or refiners that produce the 3TG in our products, the exact number of which varies depending on the components provided to us by our suppliers. In all cases, we rely on our direct suppliers to provide information on the origin of 3TG contained in the components and materials they supply to us, including sources of 3TG that are supplied to them from lower-tier suppliers. To gather this information, we conducted a reasonable country of origin inquiry, in which we contacted our direct suppliers to request that they complete the Responsible Minerals Initiative’s Conflict Minerals Reporting Template (“CMRT”) regarding the presence and origin of the 3TG in the products and materials they supply to us. Overall, we identified a total of five direct suppliers as being within the scope of our reasonable country of origin inquiry. All five suppliers responded to our reasonable country of origin inquiry, for a response rate of 100%. These suppliers represent all of the components and materials supplied to us that we believe are in the scope of the Rule. We reviewed the responses received from our direct suppliers and, if necessary, requested that our suppliers provide corrections and clarifications to resolve any incomplete or inconsistent information in their responses. As such, we believe our reasonable country of origin inquiry and process was reasonably designed and performed in good faith. However, there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information. After reviewing the results of our reasonable country of origin inquiry, we determined that each of the suppliers who responded to us indicated that 3TG was necessary for the functionality or production of the products they supply to us. Based on our review of information delivered to us, we further determined that two of our direct suppliers were unable to determine if the 3TG in the products were from a Covered Country during calendar year 2025. Therefore, we determined that the Rule required that we exercise due diligence on the source and chain of custody of such 3TG. We also identified scrap and recycled minerals as possible sources of materials in our supply chain.

Exhibit 1.01 III. Design of Due Diligence Framework We attempted to design our overall conflict minerals due diligence framework to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition. IV. Due Diligence Measures As part of our due diligence on the source and chain of custody of the necessary 3TG contained in our products, we relied on information provided by our direct suppliers, including responses to the CMRT. We reviewed the smelters and refiners identified by our suppliers and compared them against the Responsible Minerals Initiative’s Responsible Minerals Assurance Process (“RMAP”) to determine whether such facilities were validated as conformant and/or active with responsible sourcing standards. Because we are several tiers removed from smelters and refiners, we do not have direct relationships with these entities and do not perform direct audits of their sourcing practices. Accordingly, we rely on industry-recognized third-party audit programs and supplier representations as part of our due diligence process. Where suppliers reported smelters or refiners that were not identified as conformant or where information was incomplete or no response was provided, we engaged with those suppliers to request additional information and to encourage the use of smelters and refiners that participate in recognized third-party audit programs. V. Due Diligence Results Our due diligence results are inherently limited. As a downstream purchaser of 3TG, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary 3TG. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary 3TG. We also rely, to a large extent, on information collected and provided by independent third-party audit programs, such as those described above. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud. Complete sourcing information for our products is not available. However, after reviewing the results of our due diligence, we did not find evidence to suggest that any of the 3TG in our supply chain funded or benefited armed groups in the Covered Countries. VI. Process Considerations We will continue to communicate our expectations regarding conflict minerals compliance and supply chain due diligence to our direct suppliers. We will also continue to undertake additional fact and risk assessments where necessary, and monitor changes in supplier circumstances that may impact their conflict minerals compliance and due diligence practices, which in turn may impact our continued engagement of and relationship with certain suppliers. As part of our risk mitigation efforts, we encourage our suppliers who are using smelters or refiners that are not verified as conformant with the RMAP to demonstrate progress toward a fully conformant supply chain. If we become aware of suppliers whose sourcing practices with respect to 3TG continually raise red-flag risks, we may take steps to reevaluate the business relationship with those suppliers. We expect our direct suppliers to take similar measures with their suppliers to ensure alignment with our sourcing philosophy throughout our supply chain. VII. Independent Private Sector Audit Pursuant to current guidance issued by the U.S. Securities and Exchange Commission, an independent private sector audit is not required for this Conflict Minerals Report. ▪ ▪ ▪ ▪ ▪